J. Wood Capital Advisors LLC

Statement of Financial Condition
December 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69348

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J. Wood Capital Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 Calistoga Road
(No. and Street)

Santa Rosa	CA	95404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm — (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SD Mayer & Associates, LLP
(Name - if individual, state last, first, middle name)

235 Montgomery Street, 30th Floor	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

J. Wood Capital Advisors LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Earnings.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
    under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
    Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
    Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
    Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
    Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
    Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ] Rule 15c3-3 Exemption Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AFFIRMATION

I, Jason M. Wood, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to J. Wood Capital Advisors LLC for the year ended December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

SWORN TO AND SUBSCRIBED
BEFORE ME THIS
27th DAY OF Feb, 2018

Notary Public

NASER BATAH
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 4/21/2020



SD MAYER & ASSOCIATES, LLP

ACCOUNTING | TAX | CONSULTING | WEALTH MANAGEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
J. Wood Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J. Wood Capital Advisors, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of J. Wood Capital Advisors, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of J. Wood Capital Advisors, LLC's management. Our responsibility is to express an opinion on J. Wood Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J. Wood Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SD Mayer & Associates, LLP

We have served as J. Wood Capital Advisors, LLC's auditor since 2014.

San Francisco, California
February 28, 2018

J. Wood Capital Advisors LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	3,251,070
Securities held at fair value		5,250,000
Fees receivable		270,000
Fixed assets (net of accumulated depreciation of $68,951)		108,304
Accrued interest receivable		75,001
Other assets		13,611
Total assets	$	8,967,986

Liabilities and Member's Equity

Accrued expenses	$	55,206
Member's equity		8,912,780
Total liabilities and member's equity	$	8,967,986

The accompanying notes are an integral part of this financial statement.

1. **Organization and Business**

    J. Wood Capital Advisors LLC (the "Company") is a limited liability company formed under the laws of the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company renders corporate financial advisory services to selected clients. Such advisory services involve mergers and acquisitions, debt and equity financing, derivative strategies and leveraged buyouts. The Company also serves as an underwriter of securities or selling group participant.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

    Revenue Recognition
    Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The mergers and acquisitions and financial restructuring advisory fees are recognized at the closing of the respective transactions. Unrealized appreciation or realized gains on securities are included in the statement of operations.

    Fixed Assets
    Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over an estimated useful life of three to five years.

    Fees Receivable
    The Company considers all fees receivable at December 31, 2017 to be collectible and no allowance for doubtful accounts is deemed necessary.

    Income Taxes
    The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member. Accordingly, the Company has not provided for federal and state income taxes.

    At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3.   **Investments**

During 2017, the Company purchased convertible notes. The net unrealized or realized profit on securities is reflected in the statement of operations.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

3. **Investments (continued)**

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2017:

	Level I	Level II	Level III	
	Quoted prices	Significant		
Securities held	in active markets	other observable	Unobservable	Balance
at fair value:	for identical assets	inputs	inputs	as of 12/31/17
Fixed income security	$ -	$ 5,250,000	$ -	$ 5,250,000
	$ -	$ 5,250,000	$ -	$ 5,250,000

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $3,270,850 which exceeded the required net capital by $3,170,850.

The Company does not handle cash or securities on behalf of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

5. **Cash and Cash Equivalents**

Cash and cash equivalents includes investments in money market mutual funds.

6. **Fixed Assets**

   Fixed assets consist of the following at December 31, 2017:

Furniture and equipment	$	24,465
Automobiles		152,790
Less: accumulated depreciation		(68,951)
Total	$	108,304

7. **Commitments**

   The Company leases its office space from the Managing Member of the Company. The lease provides for monthly payments of $2,000 and expires on February 1, 2018, one year after the commencement date. The Company has renewed its lease for one year with the same terms.

   Rent expense paid to the Managing Member of the Company was $24,000 for 2017.

8. **Concentrations**

   The Company's cash accounts are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company does not consider itself to be at risk with respect to its cash balances.

   Securities held at fair value are comprised of one security.

10. **New Accounting Pronouncements**

    In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15. 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management has determined that adoption of Topic 606 will have minimal impact on the Company's financial statements.